Exhibit 99.1

InterCure Announces Record-Breaking Second Quarter Financial Results With 4 Times YOY Revenue Growth

Achieved record revenue of NIS 45 million (over CAD$17 million), an increase of 400% year-over-year and 37% quarter-over-quarter

Achieved quarterly run-rate Q2 Pro Forma1 revenues of NIS 55 million (over CAD$21 million)

Recorded continued increase in operating profit, EBITDA2 and net profit

Achieved Q2 EBITDA margin of 26% and positive operational cash flow

Revenue growth expected to continue in the third quarter and for the remainder of 2021

The Company is in the last stages of listing its ordinary shares on the NASDAQ

Toronto, Canada, and Herzliya, Israel – August 16, 2021 – InterCure Ltd. (TSX: INCR.U, TASE: INCR)(dba Canndoc)(the “Company”) is pleased to announce its financial results for the second quarter of 2021 and provide a business update. All amounts are expressed in New Israeli Shekels (NIS) or Canadian dollars ($), unless otherwise noted.

Second Quarter 2021 Key Financial & Operating Highlights

●	Achieved record revenue of NIS 45 million ($17 million), four times greater than the second quarter of 2020 and up 37% compared to the first quarter of 2021.

●	EBITDA[2] for the second quarter of the Company’s cannabis sector was NIS 12 million ($5 million), and NIS 11 million ($4 million) on a consolidated basis. This represents an annual run rate of close to NIS 50 million ($20 million), a significant increase year-over-year, driven by revenue growth, improvement in gross profit and operating profit.

●	Positive cash flow from operations for the fourth consecutive quarter.

●	Strong balance sheet with NIS 201 million ($78 million) of cash as of June 30, 2021.

●	Generated Pro forma[1] second quarter revenues of NIS 55 million (over $21 million), representing a run rate of NIS 220 million ($86 million).

●	Recorded a continued increase in operating profit, EBITDA and net profit.

1 Includes estimated revenues of all InterCure’s consolidated operations for the entire quarterly period.

2 This is a non-IFRS financial measure and does not have a standardized meaning prescribed by IFRS, please see “Non-IFRS Measures” below.

●	Continued to grow market share due to solid demand for Canndoc’s branded products, expansion of its medical cannabis dispensing operation and continued improvement across all facets of the business, including same store sales (SSS) increase.

●	Added three additional medical cannabis licensed pharmacies during the quarter, bringing the total retail locations to eight. Expansion of the Company’s medical cannabis dispensing operation is expected to continue and accelerate in the third quarter and throughout the remainder of 2021.

●	Successful launch of the first ever CookiesTM GMP premium products exclusively cultivated and manufactured in the Company’s advanced southern facility.

●	Solid international demand for InterCure’s GMP branded products expected to boost global expansion as Ministry of Economy announced easing regulation for medical cannabis exportation.

●	Legislation of adult use cannabis and CBD products in Israel progresses as a new government sworn into office in June 2021.

●	Revenue growth is expected to continue in the third quarter and throughout 2021.

“We continue to execute our profitable growth strategy while strengthening InterCure’s brands, manufacturing and distribution leadership” said InterCure CEO Alexander Rabinovich, adding “we achieved during this quarter unmatched results with some of the strongest revenue growth rates and EBIDTA margin in the sector. Our leadership position in Israel, the leading GMP market, alongside our global expansion creates visible momentum for continued near and long-term profitable growth, generating value for shareholders and relief for patient communities.”

“The second quarter of 2021 is InterCure’s sixth consecutive quarter with quarter-to-quarter high double-digit growth and fourth consecutive quarter with positive cash flow from operations” said InterCure CFO Amos Cohen, adding “maintaining sound financial discipline and a strong balance sheet are key in strengthening our position leading the consolidation process outside North America.”

Key Q2 2021 Financial Highlights – Cannabis Sector

(In thousands NIS)

	Q2-20	Q2-21
Revenues	11,185	45,230
Gross Profit (1)	4,814	19,268
Operating Profit	(847)	11,127
Adjusted EBITDA (2)	1,582	11,701

	Q1-20	Q2-20	Q3-20	Q4-20	Q1-21	Q2-21
Revenues	4,259	11,185	22,497	27,094	33,051	45,230
Gross Profit (1)	1,516	4,814	10,755	13,302	15,427	19,268
Adjusted EBITDA(2)	(1,313)	1,582	6,970	8,675	10,965	11,701

(1)	Gross profit before effect of fair value.
(2)	EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This is a non-IFRS financial measure and does not have a standardized meaning prescribed by IFRS, please see “Non-IFRS Measures” below.

Second Quarter 2021 Results

The Company reported second quarter 2021 revenue of NIS 45 million ($17 million), an increase of four times compared to revenue of NIS 11 million in the prior year period and up 37% sequentially compared to the first quarter of 2021. Estimated revenue represents an annual run rate of NIS 180 million (over $70 million). Pro Forma second quarter revenues on a full quarterly operating basis of NIS 55 million (over $21 million), representing a run rate of NIS 220 million ($86 million).

InterCure continued to grow its market share with strong demand for Canndoc’s branded products, expansion of its medical cannabis dispensing operation and continued improvement across all facets of the business, including same store sales (SSS) increase.

During the time of this report, InterCure launched its Lemonade™ medical cannabis approved pharmacy in Jerusalem, the first Lemonade™ retail location outside of the US. In addition, it added two more medical cannabis licensed pharmacies to its leading pharmacy chain – Givol™, bringing the total number of medical cannabis approved retail locations to eight. The expansion is expected to continue and accelerate during the third quarter and throughout the remainder of 2021.

The Company continued to generate increases in operating profit, EBITDA and net profit during the second quarter of 2021, reflecting InterCure’s market leadership, scale and operational excellence.

During the second quarter the southern facility, largest and most advanced in Israel, successfully ramped up its cultivation capacity to meet the growing demand for InterCure’s GMP products. To continue supplying the solid demand, the Company is considering accelerating production and development plans of its southern cultivation site.

During the quarter, the Company successfully launched new branded products, including the first ever Cookies™ GMP premium products, setting new standards of quality. These were exclusively cultivated and manufactured in the Company’s advanced southern facility as part of the strategic partnership with Cookies™.

In late June 2021, the Company was one of the first and only Israeli licensed producers to meet the new standards set by the IMCA (Act 109) and successfully resumed importation of medical cannabis from its exclusive strategic partner Tilray. Importation is expected to continue and accelerate throughout the third quarter and the rest of 2021.

Legalization of adult cannabis use progresses, for the first time in Israel’s history cannabis reform was part of the new government’s coalition agreements. Since the new parliament was assembled in June, both coalition and opposition parties put forward bills for adult cannabis use with minor differences. InterCure remains committed to lead this upcoming new market once the legislations pass.

Another expected reform is the completion of de-listing CBD from the Dangerous Drugs Act. With the formation of a new government, this process is expected to continue and come to completion. During the quarter, InterCure has laid infrastructure with our strategic partner Charlotte’s Web™, a global leader, and is prepared for the launching of this new segment.

The new Minister of Economy also enacted an ease on exporting GMP grade medical cannabis and CBD products from Israel. Combined with solid international demand for InterCure’s GMP branded products, the new regulations are expected to boost the Company’s global expansion. InterCure’s leadership and brand equity in international target markets, including Europe, position the Company for long term growth in these emerging markets.

The Company is in advanced stages of completing an acquisition and merger of Israeli medical cannabis licensed producer ‘Better’. The integration with Better is expected to increase InterCure’s market share and further strengthen its leadership position within the pharmaceutical cannabis market.

On April 20, 2021, InterCure applied to list its shares on The Nasdaq Capital Market (“Nasdaq”) and has filed a registration statement with the SEC to register its shares under the Exchange Act of 1934, a prerequisite to listing on Nasdaq. The Company is in the last stages of listing its ordinary shares on the NASDAQ exchange under the symbol “INCR”.

Consolidated Financial Statements and Management’s Discussion and Analysis InterCure’s unaudited financial statements and accompanying notes for the three and six month periods ended June 30, 2021 and related management’s discussion and analysis of financial condition and results of operations (“MD&A”) are available under the Company’s profile on SEDAR.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (TSX:INCR.U, TASE:INCR) is the leading, fastest growing and the most profitable Israeli cannabis company. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to be the most profitable cannabis company globally outside of North America.

InterCure is listed on the Toronto Stock Exchange under the symbol INCR.U and trades on the Tel Aviv Stock Exchange under the symbol INCR.TA.

For more information, visit: http://www.intercure.co

Non-IFRS Measures

This press release makes reference to certain non-IFRS financial measures. Adjusted EBITDA, as defined by InterCure, means earnings before interest, income taxes, depreciation, and amortization, adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This measure is not a recognized measure under IFRS, does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. InterCure’s method of calculating this measure may differ from methods used by other entities and accordingly, this measure may not be comparable to similarly titled measured used by other entities or in other jurisdictions. InterCure uses this measure because it believes it provides useful information to both management and investors with respect to the operating and financial performance of the company. A reconciliation of Adjusted EBITDA to an IFRS measure (revenue), which is incorporated by reference to this press release, is available in Intercure’s MD&A for the period under the heading “Results of Operation”, available under the Company’s profile on SEDAR at www.sedar.com.

Forward-Looking Statements

This press release may contain forward-looking information within the meaning of applicable securities legislation, which reflects InterCure’s current expectations regarding future events. The words “will”, “expects”, “intends” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information contained in this press release includes, but is not limited to: the Company’s future revenue growth and results, its ability to list its shares on the Nasdaq, the success of the acquisition of Better and the future outcomes of the acquisition, the legalization of recreational cannabis in Israel, the success of its global expansion plans, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans and the expansion strategy to major markets worldwide. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the Canadian regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in Subversive Acquisition LP’s final long form prospectus dated March 15, 2021, which is available on SEDAR at www.sedar.com. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@canndoc-pharma.com

Investor and Media Relations:

KCSA Strategic Communications

InterCure@kcsa.com

Tel: 212-896-1233

7191219